Exhibit 99.1


ATTENTION BUSINESS EDITORS:

ROGERS WIRELESS ANNOUNCES LAUNCH OF PRIVATE PLACEMENT OF NOTES

    TORONTO, Nov. 12 /CNW/ - Rogers Wireless Communications Inc. ("RWCI") (TSX: RCM and NYSE: RCN) announced today that its wholly owned subsidiary Rogers Wireless Inc. ("Rogers Wireless") is launching a private placement in an aggregate principal amount of approximately US$2,350 million (the U.S. dollar equivalent of Cdn$2,800 million based on today's noon rate of exchange as reported by the Bank of Canada) of fixed and floating rate Senior Secured Notes and fixed rate Senior Subordinated Notes (collectively, the "Notes"). The Notes will be denominated in U.S. dollars, other than one tranche of fixed rate Senior Secured Notes, which will be denominated in Canadian dollars.
    Rogers Wireless expects to use the proceeds from the Note offerings to:
(i) make a Cdn$1,750 million distribution as a return of capital to RWCI;
(ii) repay Cdn$850 million of inter-company subordinated debt owing to Rogers Communications Inc. ("RCI") incurred in connection with Rogers Wireless' acquisition of Microcell Telecommunications Inc. ("Microcell") and (iii) repay a portion of the outstanding advances under Rogers Wireless's amended bank credit facility, also incurred in connection with the Microcell acquisition. RWCI is reviewing the various methods of transferring the Cdn$1,750 million distribution to shareholders, so RCI will have adequate funds to repay its Cdn$1,750 million bridge credit facility incurred in connection with its acquisition of RWCI shares from AT&T Wireless Services, Inc. A determination of the method of such a distribution, including the timing thereof, will not take place until following completion of RCI's announced exchange offer for all of the outstanding shares of RWCI and the distribution will be subject to compliance with applicable legal requirements.
    The Note offerings will be made in transactions exempt from registration under the Securities Act of 1933. The Notes have not been registered under the Securities Act of 1933 and, accordingly, may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements. This press release is not an offer to sell the Notes or a solicitation of an offer to purchase the Notes in the United States or Canada. The Notes have not been and will not be qualified for distribution under the securities laws of any province or territory of Canada, and may not be sold except pursuant to prospectus exemptions.

    Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. RWCI cautions that actual future events will be affected by a number of factors, including technological change, regulatory changes and competitive factors, many of which are beyond its control, and therefore may vary substantially from what it currently foresees. RWCI is under no obligation to (and expressly disclaims any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in RWCI's most recent Annual Report and Annual Information Form filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

    About Rogers Wireless:
    Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The company has over 5.5 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.
    %SEDAR: 00003770EF




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For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com;
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